SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December, 2004

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) and the local government of Henan Province in China signed a Letter of Intention on Dec. 20, 2004 to build two units of coal-fired generators with a total capacity of 1,200 mega-watts in Henan Province, subject to the approval of the central government of China and the arrangement of project financing. It is considered that shareholders may invest 33.4% of the total estimated project cost of 620 million US Dollars with the balance to be borrowed and KEPCO’s investing a 66.7% of the total shareholders’ equity or 140 million US Dollars. The generarting units will be operated for 30 years after completing the construction that may take 3 years since its ground breaking.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Lee, Hi-Taek
Name:	Lee, Hi-Taek
Title:	Chief Financial Officer

Date: December 22, 2004